UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CADUS CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

127639102
(CUSIP Number)

Don C. Whitaker
3 Palmbrook Lane
Henderson, NV
702-616-3569
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 24, 2013
(Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

•   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.127639102

1.	Names of Reporting Persons.
Don C. Whitaker
I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group*
(a.) ☐ (b.) ☒

3.	SEC USE ONLY

4.	Source of Funds*
RF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
1,195,000

	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
1,195,000

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,195,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
9.09%

14.	Type of Reporting Person
IN

Item 1: Security and Issuer

Common Stock of CADUS CORPORATION

767 Fifth Avenue

New York, New York 10153

Item 2: Identify and Background

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 3 Palmbrook Lane, Henderson NV 89052

(c)	Present Principal Occupation or Employment: Private Investor

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Items 3: Source and Amount of Funds or Other Consideration:

Retirement Funds of the individual involved. All transactions were open market transactions. Don C. Whitaker’s position of 1,195,000 shares, has a cost basis of $1,721,024.63

Item 4: Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The shares of common stock covered by this 13-D filing were acquired, in large part recently, and some of them over a year ago by Mr. Whitaker in the ordinary course of his investment program in seeking undervalued securities for his retirement accounts.

Mr. Whitaker sought out this particular security because over 40% is controlled by the legendary investor Carl C. Icahn and trades in the marketplace at a discount from net cash on its balance sheet. This does not include the potential value of approximately $18,909,000 in net operating loss carry forwards and a small R&D credit carry forward. Mr. Whitaker realizes that the issuer controlled by Mr. Icahn has been seeking acquisitions unsuccessfully to put said cash to work and that Mr. Icahn has been connected to the issuer since before it went public in 1997 and was an operating company. Mr. Whitaker feels that this issuer is way below the usual market capitalization that Mr. Icahn has recently been involved with but because of his many years of involvement he would want to make sure to the best of his ability that whatever transaction hopefully is completed in the future is beneficial to all shareholders.

Mr. Whitaker's present intention is to try to be patient while the search continues to find a promising acquisition candidate realizing that while the search continues the expense of maintaining the company has been approximately 1 ct/share per quarter.

Mr. Whitaker has not spoken to management and has no present intention to try and influence its business but would welcome the opportunity to be a sounding board and discuss any opportunities that might present themselves or that are being contemplated if asked to do so by management.

Mr. Whitaker reserves the right to take any and all actions that he deems appropriate to maximize the value of his investment, including acquiring additional securities of the issuer or selling or otherwise disposing of any securities of the issuer owned by him. This could be in open market transactions or in privately negotiated transactions that he deems advisable in light of market conditions, subsequent developments affecting the issuer and general business and future prospects of the issuer. Mr. Whitaker may take any other action with any and all debt and equity securities if they become available in the future in any manner legally permitted.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Not at the present time.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

Other than mentioned in “Purpose of Transaction”.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

No

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Not at the present time

(e) Any material change in the present capitalization or dividend policy of the issuer;

Other than mentioned in “Purpose of Transaction”.

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

Not at the present time

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not at the present time

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

See “H” above

(j) Any action similar to any of those enumerated above.

See “H” above

Item 5: Interest in Securities of the Issuer.

(a) Ownership of 9.09% of Common Stock of the Company.

Don C. Whitaker	1,195,000	9.09%

(b) Don C. Whitaker has sole power to vote and dispose of his shares.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries

No

(ci) Transaction Date (last 60 days)	Shares Purchased (Sold)	Price per Share

9/19/2013	(5,000)	$1.45
9/24/2013	100	1.446
9/24/2013	300	1.448
9/24/2013	999,600	1.45

(d) None

(e) N/A

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7: Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Don C. Whitaker

Date: September 25, 2013	By:	/s/ Don C. Whitaker
Don C. Whitaker
	Title:	Individual